Schedule 13D - Amendment No. 1

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Universal Hospital Services, Inc., a Minnesota corporation (the "Company"), the principal executive office of which is located at 3800 West 80th Street, Bloomington, MN 55431. The Common Stock is traded on the NASDAQ Stock Market.

Item 3.  Source and Amount of Funds or Other Consideration.

Since the filing of the original Schedule 13D dated October 30, 1996
PCM has acquired 1,000 shares of Common Stock at an aggregate purchase price of $9,205 on behalf of its investment advisory clients. Funds for these purchases were derived from the clients. PCM has also sold 120,890 shares at an aggregate sale price of $1,534,788. Funds from these sales were credited to the clients' investment account. PCM has had 17,000 shares be withdrawn from under its management.

Item 5.

(a) The Company's Form 10-Q for the quarter ended June 30, 1997, disclosed that 5,470,749 shares of the Common Stock were outstanding on July 31, 1997. PCM beneficially owns 251,910 shares of the Common
Stock on behalf of its clients, which represent approximately 4.60% of the outstanding shares of the Common Stock. Mr. Seaman beneficially owns 22,000 shares of the Common Stock, respectively, which represents 0.04% of the outstanding shares of the Common Stock. As President of PCM, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of its clients. While Mr. Sherman and PCM may be deemed to beneficially own 251,910 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities.
Mr. Sherman disclaims ownership of the shares of the Common Stock deemed to be beneficially owned by PCM.


(b) PCM and Mr. Sherman, as President of PCM, have shared dispositive power with respect to the shares of the Common Stock managed by PCM and do not have either sole or shared voting power with respect to such shares of the Common Stock. Mr. Seaman has sole voting and dispositive power with respect to the shares of the Common Stock beneficially owned by him in his individual capacities.

(c) The following table sets forth the Reporting Persons' transactions in the shares of the Common Stock during the last 60 days:

           Number of     Purchase Price
Date       Shares        Per Share       Transaction Effected

09/25/97   52,400         12.67          Open Market Sale
09/25/97   65,000         12.75          Open Market Sale


(d)  PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has sole power to dispose or to direct the disposition of the shares of the Common Stock in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable.


Item 7.  Material to be filed as Exhibits.

Exhibit 1 - An agreement relating to the filing of Schedule 13D is hereby filed as an exhibit.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated October 10, 1997


PRIVATE CAPITAL MANAGEMENT, INC.



By:_______________________
Bruce S. Sherman
Chairman and President




__________________________
Michael J. Seaman
Individually


Exhibit 1

AGREEMENT RELATING TO THE FILING OF JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(f) OF THE SECURITIES EXCHANGE ACT OF 1934


The undersigned Reporting Persons agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated:  October 10, 1997

PRIVATE CAPITAL MANAGEMENT, INC



By: _____________________
Bruce S. Sherman
Chairman and President





______________________
Michael J. Seaman
Individually